May 20, 2025

Udi Gilboa
Executive Chairman
Nasus Pharma Ltd.
Yigal Alon 65
Tel Aviv, Israel 6744317

       Re: Nasus Pharma Ltd.
           Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted May 12, 2025
           CIK No. 0002029039
Dear Udi Gilboa:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2025 letter.

Amendment No. 6 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to prior comment 1 and revised disclosure. With reference to
       Question 101.02 of our Compliance and Disclosure Interpretations, Securities Act
       Forms, please revise your cover page disclosures indicating that trial was not powered for statistical significance and that observed effects may not be accurate due to small sample size to present them with equal prominence to your disclosures regarding study data and results.
 May 20, 2025
Page 2

        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Eric Victorson, Esq.